UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Room 3303, Building 1

Zhongliang Yunjing Plaza

Heshuikou Community, Matian Street

Guangming District, Shenzhen 518106, China

+86 0755 2759-5623

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 24, 2025, Big Tree Cloud Holdings Limited (the “Company”) issued a press release announcing grant of restricted shares to certain participants under the Big Tree Cloud Holdings Limited 2024 Equity Incentive Plan adopted on October 31, 2024. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of the Company, dated January 24, 2025, regarding grant of restricted shares to certain participants

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2025

Big Tree Cloud Holdings Limited

By:	/s/ Wenquan Zhu
Name:	Wenquan Zhu
Title:	Chief Executive Officer

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